Exhibit 99.1

Scorpio Tankers Inc. Announces Quarterly Dividend and Reminder of Second Quarter Earnings and Conference Call
MONACO-September 13, 2017 (GLOBE NEWSWIRE) - Scorpio Tankers Inc. (NYSE: STNG) (“Scorpio Tankers” or the “Company”) announced today that its Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about September 29, 2017 to all shareholders as of September 25, 2017 (the record date). As of September 13, 2017, there were 280,218,861 shares outstanding.
Additionally, the Company plans to issue its second quarter 2017 earnings before the market open on Monday, September 18, 2017 and will host a conference call later in the day at 11:00 AM Eastern Daylight Time and 5:00 PM Central European Summer Time.

Conference Call Details

Date: Monday, September 18, 2017

Time: 11:00 AM Eastern Daylight Time and 5:00 PM Central European Summer Time

US Dial-In Number: 1 (855) 861-2416

International Dial-In Number: +1 (703) 736-7422

Conference ID: 82599975

Participants should dial into the call 10 minutes before the scheduled time.

The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

Slides and Audio Webcast:

There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: https://edge.media-server.com/m6/p/m4trjq6a

About Scorpio Tankers Inc.
Scorpio Tankers is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers now currently has 105 owned or finance leased product tankers (38 LR2 tankers, 12 LR1 tankers, 41 MR tankers and 14 Handymax tankers) with an average age of 2.2 years and time or bareboat charters-in 19 product tankers (one LR2 tanker, nine MR tankers and nine Handymax tankers). Scorpio Tankers also has contracted for four newbuilding MR product tankers which are expected to be delivered throughout the remainder of 2017 and the first quarter of 2018.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Scorpio Tankers desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in company records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the companies’ control, there can be no assurance that Scorpio Tankers will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of our operations, risks relating to the integration of NPTI’s operations and the possibility that the anticipated synergies and other benefits of the acquisition will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the Merger and the related transactions, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires, and other factors. Please see Scorpio Tankers’ filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties.
Contacts:

Scorpio Tankers Inc.
9, Boulevard Charles III
Monaco 98000
Attn: Investor Relations
+377-9798-5716
investor.relations@scorpiotankers.com
Scorpio Tankers Inc.
212-542-1616